FILED BY PEET’S COFFEE & TEA, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DIEDRICH COFFEE, INC.
COMMISSION FILE NO. 000-21203

Peet's Coffee & Tea, Inc.
Peet's Coffee & Tea Announces
Definitive Agreement to Acquire Diedrich Coffee
November 2, 2009

Operator:
Good day, everyone and welcome to the Peet's Coffee & Tea Conference. As a reminder, today's call is being recorded. At this time I'd like to turn the call over to Mr. Tom Cawley, Chief Financial Officer. Please go ahead, sir.

Tom:	Thanks, Operator. I want to thank everyone on the call for joining us on such short notice to discuss the announcement we made earlier this afternoon.

As we begin, I need to inform you that the information being discussed on this conference call by both companies will include forward-looking statements that involve risks and uncertainties, including statements about the planned Diedrich's acquisition and our financial projections. Actual results may differ materially from those projected in these forward-looking statements and Peet's and Diedrich's can give no assurance to the effect of the statements and we assume no obligation to update them.

For additional information concerning factors that could cause the actual results to differ materially from those in our forward-looking statements, please refer to the filings that both companies will be making with the SEC in the weeks ahead concerning this proposed transaction as well as the section entitled Risk Factors in Peet's Annual Report on Form 10K for the year ending December 28, 2008 filed with the SEC on March 13th of this year and Diedrich's Form 10K for the year ended June 24, 2009 filed with the SEC on September 29th of this year. Peet's 10K is also available on Peet's website and Diedrich's 10K is also available on Diedrich's website.

The subject we will be discussing on this call will be addressed in further detail in a tender offer statement and joint proxy statement and prospectus to be filed with the SEC. We urge investors to read it when it becomes available and it will contain important information. You will be able to view copies of these documents on both companies' websites as well as the SEC website as they become available.

Joining me here today are Pat O'Dea, our President and Chief Executive Officer, as well as Paul Heeschen, Chairman of the Board of Diedrich's. With that, now let me turn it over to Pat.

Pat:
Thanks, Tom. This afternoon we announced that we have signed a definitive agreement to purchase the Diedrich Coffee Company. I'd like to take a few minutes to share the rationale for this acquisition within the context of our vision for the company and our growth strategy. I'll then ask Paul Heeschen to share a few remarks before Tom Cawley shares some specifics around the transaction and financial implications looking forward.

As I start off, much of what I will share will sound familiar to many of you. However, I want to make sure that those who may not follow Peet's or Diedrich as closely also understand the compelling strategic story here.

As many of you know, Peet's the coffee, the brand and the company occupies a distinguished position within specialty coffee. The company's founder, Alfred Peet, started the company from his corner store in Berkeley during the '60s and he is widely regarded both domestically and internationally as the grandfather of specialty coffee in the US. The company was built on a set of values that placed the pursuit of superior distinctive quality coffee above all else. These values created a deeply embedded culture of quality within our company that defines everything we do from the quality of the coffee we buy to our proprietary artisan roasting style to the extraordinary steps we take to ensure superior freshness and has distinguished the Peet's brand as the premier quality specialty coffee brand in the United States today.

Over the past seven years guided by these values and our culture, we set out to build the infrastructure that would allow us to expand the Peet's brand well beyond the four walls of our West Coast retail store base and into the homes of consumers nationwide without compromising an inch on the distinctive quality and freshness of our coffee. We built a state-of-the-art artisanal roasting facility on San Francisco Bay, the only roast-to-order coffee facility of its kind, to ensure superior freshness and consistent with our values the first and only gold leaf(?) certified roasting facility in the world. We built a national direct store delivery selling and merchandising system to service grocery stores, the only DSD system in the industry to ensure superior fresh coffee from the roaster to the shelf, superior in-store merchandising capability and to allow our 250-plus direct store delivery sales representatives to personally introduce customers to this extraordinary brand right there in the store. We built a management team with the experience to realize the much larger vision we have for the business. And just recently we completed the implementation of a new enterprise resource planning system or ERP, which is the backbone of an IT system to enable us to execute at a much larger scale.

First and foremost, these investments have enabled us to expand the Peet's brand nationally into the fast growing at home coffee market through grocery stores without compromising our superior quality and freshness standards by leveraging our DSD competitive advantage. As a result, our consumer packaged coffee business, led by the DSD grocery system, has grown at a 42 percent compounded annual growth rate over the last seven years, consistently growing share against much larger entrenched competitors and driving our specialty reported segment to about 70 percent of the company's profits.

As we move forward, the Peet's brand will continue to be a major growth driver and it is our intention to make Peet's the number one share specialty coffee brand in grocery by remaining committed to the brand's superior quality and freshness standards wherever it is sold. This foundation that we established for the Peet's brand, our coffee expertise, deeply rooted culture of quality and unique infrastructure specifically designed to expand it, is now the leverage point for pursuing an even broader vision that we had established for the company: To become the gold standard specialty coffee and tea company in the US with the leading premium quality, premium priced brands in every meaningful consumer segment.

To this end, in July of this year we announced our intention to market a line of premium quality, premium priced Godiva brand coffees in the medium roast and flavored specialty coffee segment. And last week on our quarterly conference call, we indicated that Godiva coffees would be in 4,000 stores this holiday seasons, growing to over 7,000 stores through our existing DSD system by the first half of 2010.

When you put together these two growth initiatives, establishing the Peet's brand as the leading premium quality brand in the dark roast segment, with Godiva becoming the leading premium quality brand in the medium roast and flavored segment and leveraging our past infrastructure investments to drive them, you can see our vision and strategy coming together. And, as we indicated in our quarterly call a week ago, these are just two of a number of strategic growth initiatives we have in various stages of development to leverage the unique infrastructure we've built to realize our vision and build shareholder value.

One of these additional strategic growth initiatives is our announcement today that we have entered into a definitive agreement to purchase the Diedrich Coffee Company. For those of you who may not be familiar, Diedrich Coffee is on track to be about a $90 to $95 million specialty coffee business in their current fiscal year ending in June, 2010 and they've been growing in the 50 to 60 percent range over the last couple of years. Over 90 percent of their business is producing and selling single serve K-cups through wholesale and online channels.

With Diedrich, we will enter the fast growing K-cup market with a portfolio of coffee brands including Diedrich's Coffee People and the Gloria Jean's brand which are positioned in segments of the at-home specialty coffee market where Peet's does not currently compete. In addition, Diedrich has a roasting and packaging facility capable of producing unflavored and flavored coffees with extensive current and future K-cup production capacity. We will leverage the infrastructure we've built and our DSD system in particular against Diedrich's complementary brands, product profiles and K-cup single serve business to drive very significant profitable growth in these new segments of the specialty coffee category where we don't compete today.

This combination of Peet's and Diedrich's is a significant win for everybody. Peet's shareholders will participate in the significant value created by leveraging the infrastructure we've built to expand our consumer package business through three major growth initiatives: The Peet's brand, the Godiva flavored brand and the now complementary Diedrich products and single cup business. The Diedrich acquisition gives us a running start entry into the fast-growing single cup market via K-cups, given Diedrich's 50-plus percent current top line growth rate and available production capacity. With our infrastructure and assets, our management team, roasting capacity, DSD sales and marketing system and distinguished coffee expertise, we believe we will significantly accelerate the top and bottom line growth of Diedrich's existing K-cup business and then accelerate this growth even further with the distinctive quality of Peet's brand coffee later.

The big picture is that this acquisition will take us from about $330 to $340 million in 2010 sales to the $440 to $460 million range and from there we would anticipate growing the top line over the next several years in the 30 percent range. Given we've already made the major infrastructure investments to support this kind of growth, the only significant new capital required will be packaging lines. As a result, after some initial dilutive EPS impact during the year one transition, we'd expect EPS in 2011 to settle in the $2.00 to $2.20 range and grow at a strong rate from there. Tom will take you through the financials a little later. But suffice it to say, the combined companies' growth profile and earnings outlook is impressive.

This is also a win for Diedrich's shareholders. At $26 per share, we believe Diedrich's holders receive a full and fair price. In addition, through the Peet's stock component, Diedrich's holders will have the opportunity to participate in the combined companies' growth.

Our acquisition of Diedrich will also have a significant positive impact on the already fast-growing but still early adopter stage Keurig and K-cup single cup brewing platform. Peet's will bring substantial additional strength toward the goal of significantly accelerating Keurig Brewer's System household penetration incremental to what could otherwise be achieved. Our distinguished quality premium priced coffee, iconic brand and leadership position in the Western US are complementary to current K-cup offerings and we think will drive strong incremental household adoption, particularly in the Western US where brewer penetration is less well developed.

Before I ask Tom to give you more details on the transaction structure and the financial outlook, I'd like to ask Paul Heeschen, Chairman of the Board of Diedrich, to share a few comments. Paul?

Paul:	Thank you, Pat. I will keep this short as I think your comments on the strategic logic of combining these two great coffee companies mirrored the way we were thinking about this at Diedrich's.

As we have worked over the months with Pat and his team to bring this transaction to fruition, it has become apparent to me just how valuable combining these two companies will be for all constituents. In Peet's, we have found a complementary partner that accomplished things for our stockholders, employees, customers and business partners beyond what we could do on a standalone basis.

Upon closing, this transaction will create immediate value for our stockholders with a 28 percent premium to today's closing price. But it will also allow means for Diedrich's stockholders to participate in the future growth of the combined company. Customers will benefit from Peet's ability to deliver our brands in the segments of the market where we currently do not participate. And the combined company will accelerate the adoption of the K-cup single serve system as a result of Peet's strong brand, infrastructure and DSD systems in groceries and our brands in the Peet's system.

Like Pat, we at Diedrich see this combination as a positive for everyone involved and we look forward to continuing to work with the Peet's team to bring this transaction to a close before the end of the year. Pat?

Pat:	Thanks, Paul. We're excited to move forward too, as you know. Now I'd like to turn it over to Tom to discuss the transaction and what it means for the company financially.

Tom:
I agree with Pat and Paul's assessment of this transaction. It is a significant win for all involved. Without the Diedrich's acquisition, Peet's has a great future as we laid out just last week in our quarterly conference call. We have exciting growth opportunities and we are on track for growing our profits in the 20 to 25 percent range next year and for years to come.

With Diedrich's we're adding very complementary business, growing 50 to 60 percent per year in the high growth single serve K-cup segment where we can leverage the brands and infrastructure we've already built to accelerate profitable growth. With a growth catalyst like this layered into our infrastructure, the financial model output is pretty impressive.

Like Pat said, in a broad sense this will take our company from the $330 to $340 million of sales range that we guided to for 2010 to somewhere in the $440 to $460 million range with a CAGR beyond 2010, a compounded annual growth rate of our sales beyond 2010 in the 20 to 30 percent range for several years. And since most of the infrastructure to support and drive this growth is already in place, we expect our EPS after some initial dilution in 2010 to be in the $2.00 to $2.20 range in 2011 and grow strongly from there.

In a minute I'll take you through the financial outlook with the assistance of the chart in the webcast but I think you can see the bigger picture outlook here. First, however, let me summarize the transaction details.

Upon completion, the transaction will provide Diedrich shareholders with the near-term liquidity through a cash component as well as the opportunity of continued ownership of the combined company through a stock component. This acquisition is structured as a two-step transaction consisting of an exchange offer for all the outstanding shares of Diedrich common stock, followed by a merger of the Peet's subsidiary into Diedrich -- of Peet's subsidiary into Diedrich.

For each share of Diedrich common stock tendered and accepted in the exchange offer or exchanged in the merger, Peet's will pay a combination of $17.33 in cash and a fraction of a share of Peet's common stock having a value of approximately $8.67. The actual fraction will be based on the trading price of Peet's common stock over a designated period prior to the completion of the exchange offer. But such fraction will not exceed 0.315 of a share of Peet's common stock. In addition to providing an opportunity in the upside of Peet's, we believe this mix of stock and cash will provide us with an ongoing capital structure that will allow us to invest the capital required for this growth. As a result, we expect to issue approximately two million shares that will increase our shares outstanding by approximately 15 percent. Of course, this is dependent on the final calculation.

To finance the cash portion, we will use cash from our combined companies of about $28 million and we have secured $140 million in bank financing for the remaining needs. The offer is fully funded with committed financing. We will be suspending any stock purchase programs since paying off debt will be more accretive to future earnings and therefore offers a better return for our shareholders.

This deal is structured as a tender offer. In order to be successful we need to successfully tender at least 51 percent of the shares outstanding during the tender period which is expected to be in December in order to be successful. Given the premium that this price represents over the current trading price and the full support of the Board of Diedrich's for the offer, we do not expect that there will be an issue achieving this requirement.

Now I'd like to take you through the financial expectations for the combined company over the next several years. I will speak in broad ranges because these are general guidelines not specific guidance. In the course of the next week we'll be filing an S4 with more detail. There are several things still to be determined regarding the transaction related variables such as the number of Peet's shares that will be issued to Diedrich shareholders and the amortization life of the intangible assets that we're acquiring in addition to the normal business factors.

Now let's talk about what the acquisition means for Peet's operating results. As Pat said earlier, we're adding a fast-growing Diedrich K-cup business complementary to an already established Peet's infrastructure capable of executing high growth consumer packaged coffee and tea initiatives. This is a very synergistic combination. The value creation I'll lay out will come from several main areas.

First, near in(?) there will be cost synergies associated with some duplicative operating functions and Peet's public company related costs. We expect this will annualize to about the $4 million range starting in mid-2010. Second, there will be significant costs and sales synergies associated with expanding Diedrich's current business through our DSD sales and merchandising system and in other channels. This will certainly include K-cups but potentially in whole bean and brown bag form as well. And third, there will be a future growth associated with leveraging our coffee expertise, products, brands and infrastructures in the high growth K-cup segment beyond current Diedrich business.

Now would be a good time to refer to the webcast for the slide that will accompany my remarks. If you do not have access to the web now, you can view this slide as part of a public filling we are making today and the transcript of this call will also be filed as soon as it's available.

With background, I just provided three areas of opportunity. The big picture on the financial outlook for the combined company is that we expect to about double our current EPS performance starting from today in 2011. We are also creating a company with a strong EPS and sales growth profile moving forward and it's worth noting that despite the 2010 EPS dilution our EBITDA will actually improve by more than 60 percent over 2009 levels.

Now I'd like to refer you to the slide. Last week we shared with you our guidance for the remainder of 2009 and 2010. For 2010 we gave guidance that we expected to be in the $330 to $340 million sales range and generate $44 to $45 million in EBITDA. With the Diedrich acquisition we now expect to be in the $440 to $460 million sales range with 2010 EBITDA in the $62 to $64 million range. For perspective, Diedrich's expected last 12 month's sales and growth rate as of the end of calendar year 2009 will be $75 to $78 million range and a 50 percent growth rate. Thus, our sales guidance for the combined company in 2010 is conservative and it does not assume the growth rate over the past two years is even maintained in our calendar year 2010.

From the 2010 base we expect to begin fully leveraging our assets and infrastructure to growing K-cups single serve from and accelerating the growth of this market ourselves by increasing household penetration with our complementary premium priced brands, products, DSD system and West Coast strength. As a result of this growth and the growth of our base Peet's and Godiva consumer packaged business, we would expect sales in 2011 in the $550 to $580 million range and EPS in the $2.00 to $2.20 range. From there, we expect sales to grow 20 to 30 percent annually through 2013 and EPS correspondingly to grow in the 35 to 50 percent range annually.

During this time, as you can see, we expected to be significant cash generators which will be used for capex primarily associated with additional K-cup production lines and paying down debt. Given the strong cash generation, we expect to be able to fully pay off the debt within four to five years.

As you can see next year, 2010, we will be digesting a rather large intangible amortization as the main driver of our 2010 EPS dilution. However, this is short-lived and in 2011 we expect our earnings to be about twice where they are in 2009.

We are assuming here that we have about $220 million of intangibles on our balance sheet that needs to be amortized over a 15 year life. That is currently being assessed by independent auditors. If we do end up as we have assumed, we will have about $13 million of amortization next year plus $6 million in interest expense and about 17 percent more shares outstanding. Net, even though our EBITDA is expected to grow from our current 2009 $38 to $39 million to a combined $62 to $64 million in 2010, our EPS will likely be lower than this year by $0.15 to $0.25, falling in the $0.80 to $0.90 range. However, as I said before, this is short-lived as we expect our EPS to jump to the $2.00 to $2.20 range in 2011 and grow rapidly from there.

Let me now turn to the balance sheet. As part of this transaction we will be accessing $140 million in debt in addition to using Peet's strong cash position to fund the non-stock portion of the transaction. We believe that the proposed leverage on our combined balance sheet is prudent given the strategic nature of this acquisition and our ability to reduce leverage fairly quickly over time with strong cash generation from operations. Furthermore, we are comfortable with the level of liquidity we will have after close.

Even after we invest $20 to $30 million a year for capacity expansions to support sales growth, we still expect to have sufficient cash flow to pay off the debt that we are taking on as part of this transaction in its entirety within four to five years, or that is to pay it off in its entirety. As far as integration, we are comfortable that the integration will be very manageable. We will maintain the Diedrich's roasting facility in Castroville, California for all Diedrich products as they have invested in packaging equipment there to meet their K-cup needs.

We just completed an ERP implementation to upgrade all of our IT systems that will make the system integration easier for us. And the DSD system has just recently seamlessly absorbed the new Godiva line though it required an enhancement to our DSD handheld computers used by our route sales team. So that was a good dry run for a new product introduction. In addition, I know Jim Grimes, our Senior Vice President of Product Supply Chain will visit Diedrich's Castroville roasting and packaging facility employees tomorrow and that Pat will be visiting with Diedrich's office employees and plant employees with Paul Heeschen and the management team on Wednesday. I think we're in good shape to go.

First off, I'd like to reaffirm our guidance for 2009 that we gave last week of EPS between $1.04 and $1.06. One caveat is this guidance excludes any effect of the transaction. We will be giving more clarity about the short-term impact in the S4 filing which will follow in the next several weeks.

Now I'd like to turn it over to Pat before opening it up for questions.

Pat:
Thanks, Tom. We're very excited and I think you can all see why. Our people have worked very hard over the past several years to put us in a position to realize our vision to be the gold standard specialty coffee and tea company with leading brands in every meaningful consumer segment in the category. We have multiple growth initiatives with Peet's at the high end, Godiva as the premium flavored medium roast coffee and now Diedrich's with their high growth single serve K-cup business and capability. And our infrastructure, our people, plant, DSD and IT system is all ready to go. This is a significant win for Peet's and Diedrich shareholders and will most certainly act as an accelerant to the growth in household penetration of the Keurig single cup brewing system as we bring the full capability of our assets and infrastructure to drive brewer adoption and K-cup growth.

Now I'd like to turn it over to the operation to open up for any questions we might have. One thing that I would like to point out to the audience is that we will be filing tender offer documents including an S4 registration statement which will describe in some detail the transaction and our financial outlook and we expect that to be available to the public on EDGAR sometime in the next week or so, so folks know that. Okay, operator, we can open it up to questions now.

Operator:
Thank you. Ladies and gentlemen, if you would like to ask a question please do so by pressing star one on your touchtone telephone. Please keep in mind if you're using a speakerphone to make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one at this time. We'll take our first question from Matthew DeCrisco(?) from Oppenheimer & Company.

Q:
Thank you very much. I was just curious what is the licensing agreement or the tenure on that with Diedrich and the relationship they have with Keurig as far as being one of the four selected brewers or coffee manufacturers to be distributed through that form.

Pat:	Matt, I'm sorry, can I just ask you to clarify a little bit what's your question?

Q:
Well, the K-cup relationship and Diedrich with Keurig, they have -- they're one of the four people that are distributed or have the K-cup licensing agreement. How long is that in effect for? I think it was signed back in May.

Pat:
Right. So obviously the nature of the terms of the license agreement are confidential. So I can't say. I can't answer that specifically other than to say that obviously we've made a significant commitment to this major growth segment and we wouldn’t have done that without the certainty of knowing that we have a long-term opportunity here.

Q:	I'm just wondering because it is owned by Green Mountain so I assume you went through that and there is a long-term commitment to stay on that platform?

Pat:
Oh, I think if you're asking more specifically about the single cup K-cup platform, that's in its early adopter stages right now and I think without speaking for the fine results of another public company that has produced, obviously the Keurig single cup platform is growing dramatically, over 100 percent growth rate per year despite the fact that the household penetration is still in the low single digits, so it's in the early adopter stage.

However, this single cup brewing category which the Keurig system is the clear leader in with K-cups is a real segment. It's here to say and it's going to be a meaningful side segment. And our participation in it through the acquisition of Diedrich is really less about participating and more about being a driver of it. And we expect it to be a large growth market for a long time to come.

Q:
And then the Quick Dispense relationship, with the conclusion of the acquisition would they then be removed and you'd replace them with your DSD system or would you maintain the relationship that they use, Quick Dispense, to get into their existing grocery relationships?

Pat:
I actually know who Quick Dispense is because we've done our homework on this acquisition and I think the way that you should think of them and Paul if you might comment if I'm off base here, but Quick Dispense is essentially more of a regional food service distributor type customer to Diedrich and wouldn't really overlap with what we would plan to do with our DSD system.

Paul:	I think that's right, Pat. This is Paul.

Q:	Thank you.

Operator:	Next we'll go to David Tarantino from Robert W. Baird.

Q:
Hi, good afternoon. First question is for Pat. Why do this transaction now given the recent move to doing a second brand with Godiva? Why does it make sense to layer on another growth vehicle at this stage? Maybe if you could talk about your thought process on that.

Pat:
The best way to answer that question is we're ready and we haven't been sort of preparing for this for six months. We've been preparing for it for 7.5 years. And we literally have built the brand and the infrastructure with the plant and the national direct store delivery selling system and we have a clear strategy which is to be the leading premium quality premium priced brand in every major consumer segment out there. And we've captured that with Peet's at high end for deep roast coffee lovers. Godiva is launched, David. Our sales force has sold it in and now they're executing it. It's not done so to speak but it's out there. We're not in the middle of it anymore. And this segment which is represented by the complementary brands and products that we're getting with Diedrich but also this very fast-growth single serve K-cup form is a major consumer segment and we not only want to be part of it, we want to be part of driving it. And we're ready to execute and the opportunity is there and we're seizing it.

Q:	Okay and I guess why -- a follow-up to that -- why not go after it with the Peet's brand or with the Godiva brand? Why did you need to acquire Diedrich to do that?

Pat:
Well, let me clarify. We intend to use all of the growth infrastructure of the company, all of the brands in the company and the products in the company and determined the best way to fully grow and drive this new single cup capability that we have. In the purchase of Diedrich we get a real running head start here. They have a plant in Castroville with available capacity in six K-cup packaging lines that's sort of on a $90 to $95 million sales run rate. We just start on day one, hit the ground running and can start expanding that business through our existing infrastructure and then add additional brands and products down the line. So just taking their existing business and leveraging our growth infrastructure on it would make sense just doing that alone. However, when you take account what we can do with Peet's and other premium products in the system it becomes very, very attractive.

The other thing and I know I've shared this a lot before, we've already built the growth infrastructure and put it in place that's needed here. So really what we're going to be adding here is primarily the capital associated with new packaging lines. Otherwise, we're leveraging the existing infrastructure and I think you're starting to see what that means in terms of the guidance we gave last week as we layer in continued Peet's growth, layer in continued Godiva growth and now we're going to layer in this packaged form of single cup growth and it's all building and strengthening an existing system and an existing infrastructure. This has been our strategy. It's coming to fruition. And it's very exciting.

Q:
And then a question on some of the revenue and EBIT growth assumptions that were laid out for 2011 and beyond. I guess what was the basis for those assumptions and in particular how much growth have you assumed with the existing business versus some of the revenue synergies you see with applying some of your current brands, Peet's and Godiva to Diedrich's business?

Tom:
You layered in about five questions there. I'll approach it more broadly on the whole thing as far as what we looked at. We've been obviously studying this market for a long time and as Pat said, we are very confident in we think that Keurig has taken the number one position in this by a long shot and is really driving household penetration. And we do think we have the opportunity to accelerate that because there is an opportunity we think in the West for them to have a larger footprint of in households out here.

As we look at the opportunity for us in our system in that fast-growing area and what we can help to do to even make it grow faster and continue the momentum going, and you start running that with an existing infrastructure where you already have route salespeople going into grocery stores, walking right by the K-cups that are in -- or where there aren't K-cups in the Western US in grocery stores and now having another thing on their truck that they could take in, have a manufacturing facility with excess capacity that you could utilize to put in additional packaging and a management team frankly who has been running billion dollar companies for most of their career, it actually -- it all comes together in a synergistic way that is behind the numbers that you're looking at that while they look very bold we've actually had to peel back our own enthusiasm behind them.

So as we put the S4 out we'll have more detail. So this is meant to give you kind of a broad overview of the magnitude of what our undertaking is, not necessarily a fine point adjustment and so forth. You'll get more detail as we get some of the closing things down and the timing and so forth. But it really is just putting a high growth engine into something that is already established, solid and has the foundation that can take growth and turn it into stronger growth.

Pat:
The only thing I would add to Tom is when you look at the out years in our projections here, we're assuming a relatively conservative minority share of the existing market. We do assume that our participation in this will be beyond participation and actually drive the household penetration of the brewer system quicker. But we don't sort of bake that in to our projections in the out years even though we think that will occur. And a lot of the story here is there's quite a bit of leverage as Tom just discussed.

The only other thing I would share is obviously in 2010 and I think you got this from our prepared remarks, we're not assuming that we do a very good job out of the box of accelerating Diedrich's existing business growth rate in 2010. So I think that's reasonably conservative. I think we will accelerate that growth rate. But you can take that as sort of a marker of how we've assumed -- made assumptions moving forward. And then you'll see a lot more detail on this when we file our S4.

The last thing I do want to say for those of you who have followed the company, I've been here for 7.5 years as CEO. Tom's been here for maybe 1.5 years shorter than that and I think you'd say we have a fairly reliable and consistent track record for delivering what we say we will.

Q:	Makes sense. Thanks for all the detail there. One last one, Tom. I think you mentioned a $75 to $78 million revenue number for Diedrich. What would be the EBITDA associated with that range?

Tom:	I don't have that in front of me right now. I apologize, David. It'll be in the S4 when we file that.

Q:	Okay, thank you.

Operator:	Next we'll go to Colin Butine(?) from Cowan & Company.

Q:	Most of my questions have been answered but can you maybe delve into the…

Pat:	Colin, can you speak up please?

Q:	Sure. Can you -- I was just asking a question about the channel growth for Diedrich. Is it mostly in grocery stores? Are you dealing mass channels or other channels?

Pat:
Diedrich's primary business now is in the retail non-grocery which would be some of the department stores and mass merchandisers that also carry the Keurig brewers. That's a significant portion. They also sell a large portion online and a large segment of their business is through office coffee distributors. They have almost no business in grocery stores, very, very small.

Q:	Then conversely, could the Peet's, could we then see the Peet's brand in the mass channel through this acquisition or is that not being contemplated?

Pat:
Well, you know we built this direct store delivery freshness sensitive system for Peet's in grocery and today it's focused on grocery and markets that represent the largest specialty coffee consumption markets. And I think in the near-term, Colin, that's where we continue to focus it.

Q:	Great, thanks.

Operator:	Once again, that is star one at this time if you would like to ask a question. Next we'll go to Steve West at Stifel Nicolaus.

Q:	Hey, guys. Just a couple questions on you guys had told me before technology around K-cups -- Can you hear me?

Pat:	Yeah, we hear you.

Q:
Okay. You had told me before, Pat, that technology with K-cups for Peet's coffee just wasn't there right now. Is that still the case? Are we looking probably still several years down the road for Peet's to get into K-cups or maybe even never if the technology doesn't get there?

Pat:
No. I think the technology advances and what those folks have done in terms of the quality of the brewers and the quality of the brewed coffee is very, very encouraging. I think it will only get better. The management team there is very strong and I think they have a very good vision for what they're doing and a lot of expertise and capability. So I don't think we would have done this deal if we didn't envision having the Peet's brand in a K-cup form that brewed an excellent cup of coffee. We wouldn't have done it. And we wouldn’t have done it if we couldn't see it real near in. And so I think that's all very positive.

I do want to underscore that in terms of the Peet's brand and where it's positioned which is its distinctive quality and superior fresh position and the fact that we've built a roast to order facility and a direct store delivery system to be true to that, will remain the same in any form that Peet's is sold in. But yeah, we're excited about the quality of the cup and the technology and where it is and where it's headed.

Q:
Can you maybe give just a -- I'm not looking for a specific time but maybe some kind of timeframe of when you would expect to maybe see Peet's in a K-cup if it were to happen or even Godiva? Would you envision maybe doing Godiva first if you even have that right and then maybe Peet's later down the road?

Pat:
Steve, I think in the upcoming week here when we file our S4 and we have more specifics on the financial outlook and also the details of the transaction you'll get better color on that. And Tom and I will also be putting together an investor presentation to follow-up with folks so that they can get a better sense for what our plans are. Obviously we're getting to you pretty quickly here. Our plans obviously include putting Peet's in a K-cup and I don't see that happening two years from now, I see it happening a lot sooner. But there's a pecking order to our priorities that we've figured into our growth model and the first priority is to sort of get up and running with the existing products leveraging our infrastructure and then making sense of the segments that we want to enter and the order we want to enter them in through this exciting new high growth K-cup single cup form.

Q:
And Pat, one more thing. You talked about leveraging the DSD. And maybe you said it and I just missed it but how do you leverage DSD then with the K-cups or the infrastructure there? How are you going to get that leverage out of DSD?

Pat:
Well, we have a direct store delivery sales system of now over 250 routes nationally and the key economic driver of any direct store delivery sales system like that is what I'll call regional relative critical mass, how much critical mass you have in any region and the volume per stop. So the more volume that we are selling off of those routes at each stop they make it behaves a little bit like a comp point in the store, Steve. It's highly accretive. So as we are dramatically growing the Peet's brand in its segment and then we're introducing this new premium quality premium priced Godiva brand, an entirely new complementary segment, and then we enter into and add our brands and select Diedrich brands in this very high growth single cup K-cup segment and we do all of that through our route sales representatives and that DSD system, it's a highly, highly leverageable asset.

Q:	So K-cups would be going through your DSD then?

Pat:	Sure.

Q:
Okay, sorry about that. I wasn't quite clear on that then. And then is there any kind of sales overlap? Will you be cannibalizing each other's sales by doing this? I mean because Diedrich's is pretty good coffee. I know that. So are you kind of taking away from Godiva potentially by doing Diedrich's? Or how…?

Pat:
No, no, no, no. No, no. I think product-wise and brand-wise, I mean this couldn't be more complementary. I mean Peet's is its own segment. Godiva is a very premium quality premium priced flavored and medium roast brand. The Diedrich Coffee People and Gloria Jean's brands are in a different sort of segment in terms of the psychographics of the consumer, the product profiles, etcetera. So those are going to be very complementary to us, not to mention that the entire single cup form which is over 90 percent of the current Diedrich business is entirely incremental and complementary to our business.

Q:	Thank you.

Operator:	Our final question will come from Matthew DeFrisco(?) from Oppenheimer & Company.

Q:
Thank you. I just wanted to fully understand when the acquisition closes and looking at your pro forma numbers is there an assumption that you have -- do you have the flexibility to add to that agreement or that licensing agreement with the Green Mountain's Keurig K-cup product line up to be able to do Godiva and Peet's or would that have to be a totally different negotiation or is that negotiation going on with Green Mountain as you approach this acquisition?

Pat:	No, we have the ability to do Peet's.

Q:	Through buying Diedrich's?

Pat:
In Diedrich's we're buying the existing Diedrich business and all of its assets, its brands, its products and the fact that it is a licensee of K-cups. So we will become a licensee of K-cups as well. As under that license we will be able to leverage all of our brands, products and infrastructure to grow that business and help drive the household penetration of the brewing system and the K-cup model overall.

Q:	Is there any approval needed by the Green Mountain shareholders?

Pat:	No. We're buying the Diedrich Company. The only approval that's required is from Diedrich shareholders. We have the unanimous support of their Board.

Q:
And then just looking at where currently the K-cups, sort of following on the last question there with the K-cups, where they're sold, club stores, direct mail, department stores, not really grocery stores. Are you then going to in 2010 allow -- bring on to your trucks K-cups to be sold into your West Coast Safeways and have you had those dialogues with the large accounts, that they would adopt them and want to put them on their shelves?

Pat:
Let me just take a step back. That's a big question, Matt, and let me step back here. What's happening in the single serve market right now as it goes from the low household penetration but high growth early adopter phase is the channels that this single serve segment of coffee and I'm not just talking the K-cup single serving, any single serve, it starts off in retail in department stores and mass merchandisers because that’s where people buy appliances. And that's sort of a large growth channel now. And then the other place that you'll find it is on the internet because it's in the early adopter stage.

What happens and you'll see this in the Eastern United States is in markets in the Eastern United States where the household penetration of single cup brewers is much more well penetrated in some markets, what you start to see happen is this beginning of the development of the market for single cups and in the case of K-cups in grocery stores because now grocery stores see that this is a market and they see that -- and I think you'll see there's about 5,000 grocery stores in the Eastern United States now that carry a substantial selection of K-cups. And as the market develops, it will continue to develop that way. Brewer household adoption will be driven by retail and mass department stores and then you'll start to see the grocery business grow and I think you'll probably see and hear more news about that.

Having said that, the office coffee channel is very big and we have an office coffee sales network. The internet is big and we have both Peets.com, Coffee.com as platforms and we also have the existing brands that we've acquired and their internet platforms. So we have those capabilities. We then have the ability to use the DSD system as the grocery market develops and that's happening because it's already penetrating in the Eastern US grocery and I think you'll see that in the West very soon, very, very soon and go from there.

So I think we've got the whole consumer infrastructure that we can apply to this and DSD is one piece of it but it's happening very fast, Matt. And you've got to take a look at this single cup household penetration growth and what's happening. It's a very fast-growing segment. It's here to stay. And it's going to be a significant consumer segment. And this isn't going to take five years. This is happening now.

Q:
I think we all agree. And we've seen the growth of that channel and I think that's been a question directly from your investors to you guys on how you view that. And I think I guess I was expecting it more to be a Peet's brand like some of the other questions were focusing on and then also just trying to understand immediately in your current near-term guidance in the 2010 and 2011 outlook how much have you already seen as far as the tangible ability to bring into your existing accounts a new product line very similar to what you're doing with Godiva. Is it something in 2010 and 2011 that you will be able to introduce into the grocery channel relationships or is it something that further down the line you expect to develop as the channel develops?

Pat:
In our assumptions in 2010 really the underlying factors in our assumptions behind 2010 are that we take this existing business that we're acquiring and we don't even maintain its existing high growth rate in our assumptions. So I think they're conservative there. We don't have in our 2010 assumptions any significant volume from the introduction of Peet's or any of our other products into this form. As we head into 2011 we'll start to see that though.

Q:	Okay, thank you.

Operator:	Ladies and gentlemen, that's all the time we have for questions. I would like to turn the call back over to Pat O'Dea for any additional or closing remarks.

Pat:
We don't have any additional remarks, Operator. I want to thank everybody for joining us today to hear this exciting news and we look forward to closing the transaction and moving forward with our growth strategy.

Operator:	Ladies and gentlemen, that does conclude today's call. Thank you all for your participation.

END